EXHIBIT 23.3
CONSENT OF H.J. GRUY AND ASSOCIATES, INC.
     We hereby consent to the use of the name H.J. Gruy and Associates, Inc. and of references to H.J. Gruy and Associates, Inc. and to inclusion of and reference to our report, or information contained therein, dated February 14, 2007, prepared for Range Resources Corporation in the Range Resources Corporation Current Report on Form 8-K, dated June 19, 2007. We are unable to verify the accuracy of the reserves and discounted present worth values contained therein because our estimates of reserves and discounted present worth have been combined with estimates of reserves and present worth prepared by other petroleum consultants.

H.J. GRUY AND ASSOCIATES, INC.

	by:	/s/ Sylvia Castilleja

Sylvia Castilleja Senior Vice President

June 18, 2007 Houston, Texas